

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2020

Shlomi Ben Haim
Chief Executive Officer
JFrog Ltd.
270 E. Caribbean Drive
Sunnyvale, CA 94089

> **Re: JFrog Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted March 27, 2020**
> **Correspondence Letter Submitted June 9, 2020**
> **CIK No. 0001800667**

Dear Mr. Ben Haim:

We have reviewed your correspondence letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 13, 2020 letter.

Correspondence Letter Submitted June 9, 2020

General

1. We note your response to prior comment 6 that you maintain interests in sovereign debt. Please provide more information on what the sovereign debt investments are and address whether they are "capital preservation instruments" under Rule 3a-8(a)(4).

2. We note your representation that you will pass a board resolution pursuant to Rule 3a-8(a)(6)(iv) in July 2020 stating that you are primarily engaged in a business other than investing, reinvesting, owning, holding, or trading in securities. Please confirm that you understand that you will not be able to rely on Rule 3a-8 until this resolution is adopted.

You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Allison Berry Spinner, Esq.